ATVROCKN

A Nevada Corporation

_________________________________________________________________________________

1813 Winners Cup Dr., Las Vegas, NV 89117 Telephone: (702) 334-4008

November 2, 2011

VIA EDGAR TRANSMISSION AND EMAIL

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3030

Washington, D.C. 20549

Attn: Mr. Donald E. Field

Facsimile: 703-813-6967

Re: ATVROCKN

Registration Statement on Form S-1

Filed September 19, 2011

File No. 333-176909

Dear Mr. Field:

On behalf of ATVROCKN (the “Company”), the undersigned hereby submits a response to certain questions raised by the staff of the U. S. Securities and Exchange Commission (the “Staff”) in its letter of comments dated October 14, 2011 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 originally filed on September 19, 2011. Set forth below is the Company’s responses to the Staff’s comments.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.

General

1. We note that the selling securityholder acquired the shares to be registered recently for the same price for which the shares are initially being offered, and, upon conversion, the shares would represent approximately 86% and 100% of the company's outstanding shares of common stock and outstanding shares of common stock held by non-affiliates, respectively. As a result, we note that the offering appears to be an indirect primary offering. Given the nature and size of the offering, please advise regarding your basis for determining that the offering is appropriately characterized as an offering that is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933. Alternatively, identify Legal Beagle Services as an underwriter on the cover page and throughout (not "may be deemed to be an underwriter") and include a fixed sales price to the public for the duration of the offering. In addition, please make conforming changes throughout the prospectus (e.g. Calculation of Registration Fee table, The Offering,

Plan of Distribution, etc.).

Response: We respectfully note the Staff’s comment, and we submit that the following facts and circumstances which leads us to our conclusion that the offering by Legal Beagle Services (the “Selling Shareholder”) pursuant to the Registration Statement is a secondary offering eligible to be made under Rule 415(a)(1)(i).

The Staff’s primary guidance for analyzing whether a transaction is a primary or secondary offering is set forth in the Compliance and Disclosure Interpretations, Interpretive Response 612.09 (the “Interpretation”), provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” [emphasis added]

Here follows our analysis of each of the items set forth in the last sentence of Interpretation 612.09 in the discussion below.

a. How long the selling shareholders have held the shares and the circumstances under which they received them

On May 31, 2011, the Company issued 1,250,000 shares of its Series A Convertible Preferred stock to the Selling Shareholder in exchange for cash of $12,500. Had these shares not been sold to the Selling Shareholder, the Company would not have had sufficient funds to design for the mold which was used to produce its first product. Although the Series A Convertible Preferred stock can be converted to approximately 86% of the common stock, the Company’s Articles of Designation for this Series of Preferred stock does not allow any conversion to exceed 4.9% ownership in the Company.

Further, the Company respectfully submits that the Selling Shareholder purchased the shares for investment purposes and did not acquire its securities with the purpose or intent of effecting a distribution in violation of the Securities Act.

b. The selling shareholders’ relationship to the issuer

The Selling Shareholder is not related to any officer, director or other shareholder of the Company. Further, the Selling Shareholder is not an officer or director of the Company. There are no arrangements or understandings between any of the Company’s officer/directors and the Selling Shareholder on any matters, which includes the disposition of the stock owned by the Selling Shareholer.

The Company does not expect the Selling Shareholder will have potential access to material non-public information. The Company does not expect that the Selling Shareholder will be active in the market for the Company’s stock unless it is confident that any such activity is in full compliance with applicable law.

In addition, and as discussed below, the Company respectfully notes that the Staff has previously allowed sales by affiliates of an issuer through secondary offerings on Form S-3, even in circumstances where such affiliates owned significantly more than one-third of the issuer’s public float.

c. The amount of shares involved

The Company acknowledges the Staff’s concern with respect to the amount of convertible common share of the proposed offering being registered for resale relative to the number of shares held by non-affiliates. We respectfully submit Interpretation H.20, regarding the use of Form S-3 to effect a secondary offering, this Interpretation states: “A number of persons have asked whether Form S-3 is available for secondary offerings to be made by affiliates of the issuer. The concern was that because the seller was an affiliate, the Division staff might consider the secondary offering a sale on behalf of the issuer and, in reality, a primary offering requiring the affiliate-registrant to meet the more stringent Form S-3 standards applicable to primary offerings by issuers. The Division staff had indicated, however, that secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 relating to secondary offerings, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.” [emphasis added]

This interpretive position appears to indicate that a Securityholder of well in excess of one-third of the public float can effect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that the affiliate is acting as a conduit for the issuer. As detailed below, Company respectfully advises the Staff that the Selling Shareholder is not acting as an underwriter or conduit for the Company.

d. Whether the selling shareholder is in the business of underwriting securities

The Company respectfully advises the Staff that the Selling Shareholder is not in the business of underwriting securities, but rather it is a private investor that purchased securities in the Company for their own account. In addition, the Selling Shareholder has represented to the Company that the shares were purchased for its own account for investment purposes only and not with an intention to distribute in violation of the Securities Act. There is no factual basis that demonstrates that those representations and warranties are untrue. We note that the Selling Shareholder is not a registered broker-dealer, has never served as an underwriter in any offering of securities, in the past has utilized an underwriter to dispose of certain of its shares of the Company and will not be compensated in connection with the offering under the Registration Statement (other than retaining all of the proceeds of the offering). Thus we respectfully submit that the Selling Shareholder should not be construed as an underwriter.

e. Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer

The Staff has recognized that affiliates of an issuer are not necessarily conduits for the Issuer. In the Staff’s Interpretation D.38, the Staff responded regarding whether affiliates of the issuer may rely on Rule 415(a)(1)(i) to register secondary offerings. The response states, in relevant part, that: “Aside from parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings which are deemed to be genuine secondaries.”

As stated above, the characteristics of the Selling Shareholder are not consistent with offerings in which the selling shareholder is acting like an underwriter or as a conduit for the issuer. In addition, as the Selling Shareholder is not in the business of underwriting securities and all of the proceeds of the offering under the Registration Statement will be retained by the Selling Shareholder, the Company believes that the offering the Company seeks to register is a valid secondary offering.

Conclusion

For the reasons stated above, the Company respectfully requests that the Staff permit the offering by the Selling Shareholder pursuant to the Registration Statement as a secondary offering, eligible to be made on a shelf basis under Rule 415(a)(1)(i).

To the second part of the first comment, we have revised the document to identify the Selling Shareholder as an underwriter and we included a fixed sales price for the duration of the offering.

2. We note throughout the prospectus that you refer to the registered preferred stock as "Series A Callable and Convertible Preferred," "convertible preferred," "preferred shares," "Series A convertible preferred shares," and "Series A Preferred." Please revise to define the registered preferred stock after the term's initial use and then to consistently refer to such defined term throughout the prospectus.

Response: Our Articles of Designation filed with the Nevada Secretary of State classify these shares as “Series A Convertible Preferred Stock.” We have revised the entire document to reflect this term.

3. We note the reference date of August 31, 2011 used throughout the prospectus. Please revise the associated disclosure, as applicable, to provide the information as of a more recent date.

Response: The reference date has been updated to the date our amendment was signed, with the exception of financial information that ended August 31, 2011.

Registration Statement Cover Page

4. Please revise your "Primary Standard Industrial Classification Code Number" to be 3714.

Response: We have revised our "Primary Standard Industrial Classification Code Number to 3714.

5. Please provide an explanation for the inclusion of footnote 5 to the "Calculation of Registration Fee" table since the filing of this registration statement was your initial filing.

Response: We respectfully note the Staff’s comment. It was an error on our part to include footnote 5 in this initial filing. Footnote 5 has been deleted.

Prospectus Cover Page

6. Please revise the prospectus cover page to more clearly distinguish between the offerings being conducted by the company and the selling securityholder. For example, the first paragraph indicates that the selling securityholder is offering 500,000 shares of your common stock which conflicts with your disclosure elsewhere in the prospectus. The terms and conditions of each offering should be clarified. Refer to Item 501(b) of Regulation S-K. Please also revise the prospectus throughout accordingly.

Response: We have revised the first paragraph of the Prospectus Cover Page to state that we are registering up to 500,000 shares, for sale to investors by us at a price of $0.01 per share.

7. We note your disclosure in the third paragraph that the "offering will terminate when all 500,000 shares are sold or if not all of the shares are sold, the offering will close on December 31, 2011, unless we terminate it earlier." Please revise to clarify whether or not there may be extensions to the offering period. If there may be extensions to the offering period revise to state the duration of such extensions. Refer to Item 501(b)(8)(iii) of Regulation S-K. Please also revise the prospectus throughout accordingly.

Response: We have added disclosure to clarify that management reserves the right to extend the offering for six months.

8. We note your disclosure in the second sentence of the fourth paragraph that "[you] will not receive any of the proceeds from the shares of common stock sold by the selling shareholders." Please revise to clarify that you will not receive any of the proceeds from the sale of preferred or common stock by the selling securityholder. Please also revise the prospectus throughout accordingly.

Response: We have revised to clarify that we will not receive any of the proceeds from the sale of preferred or common stock by the selling securityholder.

9. We note that the disclosure in the fifth paragraph related to the "penny stock" rules is focused on your common stock. To the extent applicable, please revise to also address your preferred stock. Please also revise the last sentence of this paragraph to clarify that your preferred stock is not traded on NASDAQ or any recognized stock exchange. Please also revise the prospectus throughout accordingly.

Response: We have revised our disclosure to include the our preferred stock.

10. We note your disclosure in the sixth paragraph that you intend to apply for quotation of your common stock on the OTC Bulletin Board after the closing of the offering. Please revise the summary to clarify that there is no trading market for your preferred stock or common stock, you intend to apply for quotation of your common stock on the OTC Bulletin Board, you will require the assistance of a market-maker to apply for quotation and there is no guarantee that a market-maker will agree to assist you. Please also revise to indicate, if true, that you have no current plans to apply to have your preferred stock listed or quoted on any exchange or inter-dealer quotation system. Refer to Item 501(b)(4) of Regulation S-K. Please also revise the prospectus throughout accordingly.

Response: We have updated our disclosure to include we will require the assistance of a market-maker to apply for quotation and there is no guarantee that a market-maker will agree to assist us. Further, no current plans to apply to have our preferred stock listed or quoted on any exchange or inter-dealer quotation system.

11. We note your cross-reference to the Risk Factors section included after the sixth paragraph. Please revise to highlight this cross-reference in prominent type or another manner. Refer to Item 501 (b)(5) of Regulation S-K.

Response: We have highlighted the Risk Factors cross-reference in bold font.

Prospectus Summary, page3

Our Company, page 3

12. Please revise to briefly provide a more detailed summary of your business and current operations to include the steps you have taken to date to become an operating company. Briefly describe your products and clarify that you market and distribute "housing molding" products to place audio equipment and lighting on 4-wheel drive vehicles such as ATVs and UTVs. Also clarify, if true, that you do not manufacture any of your products. Further, briefly explain how you will market your products. To the extent that you discuss future business plans here, the discussion should be balanced with a brief discussion of the time frame for implementing future plans, the steps involved, any obstacles involved before you can commence the planned operations and the need for any additional financing. If additional financing may not be available, please clarify that.

Response: We revised “Our Company” section to provide a more detailed summary of our business and current operations, which includes a better description of our product, our current marketing plans, current inventory and revenues to date. Since we already recognized revenues in October, 2011, we believe this negates any discussion of obstacles involved before we can commence our planned operations.

13. We note that your auditor has issued a going concern opinion and your disclosure in the third paragraph that you "do not expect to generate sufficient revenues in the next 12 months to sustain [your] operations." Please revise to disclose your monthly "burn rate," pre and post-offering, and the month you will run out of funds without additional capital. Also revise to state, if true, that you must raise additional capital in order to continue operations and to implement your plan of operations and disclose the amount of funds and uses for those funds that you will need for the next 12 months.

Response: We have revised the disclosure to include our anticipated monthly "burn rate," pre and post-offering, and when we anticipate we would run out of funds without additional capital.

14. We note your disclosure in the third paragraph that you have generated no revenues and have incurred losses since your inception. Please revise to quantify the net losses that you have incurred since your inception on December 27, 2010.

Response: We have revised our disclosure to quantify the net losses we have incurred since our inception on December 27, 2010. (See last sentence in the fourth paragraph under “Our Company” in the Prospectus Summary Section.

15. Please revise the sixth paragraph to include the telephone number of your principal executive offices. Refer to Item 503(b) of Regulation S-K.

Response: We have revise the sixth paragraph to include the telephone number of our principal executive offices.

The Offering, page 4

16. Please revise to more clearly distinguish between the offerings being conducted by the company and the selling securityholder. The summary of each offering should he clarified to include, without limitation, any necessary revisions based upon our previous comments on the terms and conditions of each offering.

Response: We have revised our disclosure to better distinguish between the offerings being conducted by the company and the selling securityholder. (See first section under “The Offering.”

Selected Financial Data, page 5

17. Please revise to present the included information in a table or other readable format so that investors can clearly distinguish the information applicable to each presented period.

Response: We have revised the format of the financial table to make the information more readable to investors.

Risk Factors, page 6

18. We note that you are registering common stock and preferred stock. We also note that a number of the risk factors only reference your common stock and that you have only included risk factors related to your common stock. Please revise, to the extent applicable, to include any risk factors specific to investing in your preferred stock. For example, consider, without limitation, including risk factors related to your preferred stocks' lack of dividend and voting rights, any conversion limitations placed on your preferred stock, and, if true, your intention not to apply to have your preferred stock listed or quoted on any exchange or inter-dealer quotation system.

Response: We have revised our risk factors to include both preferred and common stock.

Additionally we added a risk factor related to our preferred stocks' lack of dividend and voting rights, and conversion limitations. We also indicated our intention not to apply to have our preferred stock listed or quoted on any exchange or inter-dealer quotation system. (See new risk factor No. 22.)

19. We note that you have outstanding Series B Preferred Stock which appears to have a priority interest in the payment of interest on amounts loaned to you and to your assets upon liquidation, dissolution or winding up. Please revise to include a risk factor to discuss your Series B Preferred Stock and any preferential rights such series may possess. Please also revise to include a risk factor to discuss that you have authorized and unissued Series B Preferred Stock and authorized, unissued and undesignated Series C Preferred Stock that may be issued in the future.

Response: We added a new risk factor concerning the Series B Preferred Stock and their preferential rights (See new risk factor No. 23). We also added a risk factor which discusses that we have authorized and unissued Series A, B and C Preferred Stock that may be issued in the future (See new risk factor 24).

20. We note your disclosure in the Recent Sales of Unregistered Securities section on page II-3 that you have issued a promissory note in the principal amount of $25,000 to Dan Berger. Please revise to include a risk factor to discuss any risks related to this promissory note. Please also file a copy of this promissory note as a material contract.

Response: We added a risk factor that we issued a promissory note in the principal amount of $25,000 to Dan Berger (See new Risk Factor No. 4). We also filed a copy of this promissory note as a material contract with this amended Form S-1/A.

21. Please revise to include a risk factor to quantify the anticipated costs of being a public company and clarify, if true, that you may not be able to absorb the costs of being a public company.

Response: We added a risk factor entitled, “In the future, we will incur incremental costs as a result of operation as a public company,” which quantifies the anticipated costs of being a public company. (See new Risk Factor No. 19.)

Risk Factors Relating to Our Financial Condition, page 6

We may not be able to attain profitability without additional funding, page 7

22. Please revise to quantify the net losses that you have incurred since your inception on December 27, 2010. Also revise to quantify your expected near term and long term additional financing requirements which are necessary to continue operations and to implement your plan of operations.

Response: We have revised to quantify the net losses that we have incurred since our inception on December 27, 2010. Since we started to generate revenues, management does not believe, at this time, the Company needs to raise more funds than the amount of the offering to continue operations and to implement our plan of operations.

Company Risk Factors, page 7

If we fail to offer a broad selection of products, page 9

23. Please revise to quantify the number of products that you currently offer and clarify that you have only produced one prototype.

Response: We have revised this risk factor to state that we currently have only one product for sale.

Natural disasters or acts of terrorism could disrupt services, page

24. We note your disclosure in the last sentence of the first paragraph that natural disasters or acts of terrorism may increase "revenues and profitability related to tag jobs, special projects and other higher margin work necessitated by the disaster." Please advise what types of tag jobs, special projects or other higher margin work you expect in these situations given your current plan of operations to focus on ATV accessories, or, alternatively, delete this language.

Response: Respectfully note the Staff’s comment, and have deleted this language in this risk factor.

Risk Factors Relating to Our Common Stock and This Offering, page 12

Investors cannot withdraw funds once invested, page 12

25. We note your disclosure that the offering may last as long as six months. Please reconcile such disclosure with your disclosure on the prospectus cover page that that the offering of your common stock by the company will terminate on December 31, 2011. Also revise page 19 accordingly.

Response: We have reconciled the document to state that if the Offering is not closed by December 31, 2011, management reserves the right to extend the offering for six months. Please note, based on the length of the comment period for this S-1 Registration Statement, we may need to revise the December 31, 2011 date in a future amendment.

Future sales of shares by existing controlling stockholders, page 12

26. Given your status as a "shell company," please revise to discuss any limitations imposed by Rule 144(i) of Securities Act of 1933.

Response: We have revised and expanded the risk factor to discuss the limitations imposed by Rule 144(i) of Securities Act of 1933.

There are no commitments to purchase any of our common stock, page 13

27. Please revise to clarify that as there is no minimum amount to be raised in this offering, investors may lose their entire investment if the offering does not raise enough funds to sustain your business.

Response: We revised this risk factor to clarify that as there is no minimum amount to be raised in this offering, and investors may lose their entire investment if the offering does not raise enough funds to sustain our business.

Use of Proceeds, page 16

28. Please revise the first sentence to clarify that you will not receive any of the proceeds from the sale of preferred stock or common stock being offered by the selling securityholder. Please also revise the prospectus throughout accordingly.

Response: We revised the first sentence and prospectus accordingly to clarify that we will not receive any of the proceeds from the sale of preferred stock or common stock being offered by the selling securityholder.

29. Please reconcile your disclosure in the Other Expenses of Issuance and Distribution section on page II-1 that you anticipate offering expenses of $10,647 with your disclosure here. It appears that the full amount of your anticipated offering expenses is not fully deducted from the gross proceeds. Please revise to clearly indicate that the gross proceeds from the offering will be insufficient to cover your anticipated offering expenses, detail the amount of any shortfall under the various funding scenarios and disclose the source of funds necessary to cover any shortfall. To the extent cash on hand will be used to fund any shortfall or to the extent that cash on hand in the past was used to prepay certain offering expenses, please revise to clarify these facts. Please also revise the "Use of Proceeds" caption of The Offering section on page 4 accordingly.

Response: We revised to the Offering Table to state under “Less Offering Expenses,”

the expenses for audit/legal and registration fees were $10,147. The transfer agent and printing fees are listed separately for total offering expenses of $10,647. We also noted in the table/footnote, that $10,147 of these expenses have been prepaid with cash on hand.

Also, we revised the revise the "Use of Proceeds" caption of The Offering section on page 4 accordingly.

Dilution, page 17

30. We note your disclosure that your pro forma net tangible book value after the offering will be $11,423. We note that this amount does not factor in your anticipated offering expenses of $10,647. Please revise your pro forma net tangible book value calculation to factor in your anticipated offering expenses and revise this section accordingly.

Response: We respectfully note the Staff’s comment. As stated in comment No. 29 above,

$10,147 of the offering expenses have been prepaid with cash on hand and have been already calculated into net tangible book value. We did revise the pro forma net tangible book value after the offering to reflect the unpaid offering expenses of $500.

Selling Security Holders, page 18

31. We note that the registration statement registers preferred and common stock to be offered by the selling securityholder. We also note that this section focuses on the sale of common stock by the selling securityholder. Please revise this section accordingly.

Response: We have revised this section to include both the preferred and common stock to be offered by the selling securityholder.

32. The table on page 18 lists "Legal Beagle Services" as the only selling securityholder. However, you have made references to selling securityholders throughout the prospectus. Please revise the prospectus throughout accordingly.

Response: We have revised the document to delete the references to selling securityholders, so that it now reflects one selling securityholder.

33. Please briefly provide disclosure regarding the transactions from which the selling securityholder received its shares. Also, file as exhibits any material agreements regarding those transactions.

Response: We added disclosure regarding the transactions from which the selling securityholder received its shares (See Footnote 2 under the “Selling Security Holders” chart.)

34. We note that the beneficial ownership information has been provided as of August 31, 2011. Please revise footnote 1 to provide the beneficial ownership information as of the most recent practicable date.

Response: The beneficial ownership information has been updated to the filing date of the latest amendment (See footnote No. 1).

35. We note that the selling securityholder is a legal entity. Please revise footnote 2 to disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that securityholder. In this regard, we note that footnote 2 only discloses the natural person who retains ultimate voting power. Please revise.

Response: We revised footnote 2 to disclose the natural person who exercises the sole voting and dispositive powers with respect to the shares to be offered by that securityholder.

36. Please tell us whether the selling securityholder is a broker-dealer or an affiliate of a broker-dealer.

Response: We have added to the disclosure that the selling is neither a broker-dealer nor an affiliate of a broker-dealer. (See last sentence in the Selling Security Holders section.)

Determination of Offering Price, page 19

37. Please revise to clarify how the offering price of the registered preferred and common stock was determined. In this regard, we note that the first paragraph should be revised to clearly disclose the fixed offering price for each registered security to include the various factors considered in determining such offering price. Refer to Item 505 of Regulation S-K.

Response: With regards to Item 505 of Regulation S-K, since our common equity is being registered for which there is no established public trading market, we described the various factors considered.

Plan of Distribution, page 19

38. Please revise to eliminate any unnecessary repetition in this section. We note, for example, the last three paragraphs on page 21.

Response: We have revised the document to eliminate any unnecessary repetition in this section.

39. Please revise to remove any language which indicates that the selling securityholder will be able to sell common stock at-the-market once your common stock is quoted on the OTC Bulletin Board. Please revise the first paragraph on page 21 and the Selling Security Holder Distribution section on page 22 accordingly.

Response: We have removed the language that our selling security holder will be able to sell common stock at-the-market once your common stock is quoted on the OTC Bulletin Board.

Blue Sky Restrictions on Resale, page 24

40. We note that the disclosure in this section related to Blue Sky restrictions is focused on your common stock. T o the extent applicable, please revise to also address your preferred stock. Please also revise the prospectus throughout accordingly.

Response: We revised the Section to also address our preferred stock.

Expenses of Issuance and Distribution, page 24

41. Please remove all references to the NASD that appear in this section and throughout the prospectus, as the NASD no longer exists. Please revise as applicable.

Response: We removed all references to the NASD that appear in this section and throughout the prospectus.

Description of Securities, page 25

42. Please reconcile your disclosure in the first paragraph that you have 15,000 share of authorized preferred stock with your Article of Incorporation which authorizes 15,000,000 shares of preferred stock in varying series.

Response: We reconciled our disclosure in the first paragraph that we have 15,000,000 shares of authorized preferred stock.

43. Please revise the second sentence of the first paragraph to also disclose the number of issued and outstanding shares of Series B Preferred Stock.

Response: We revised the second sentence of the first paragraph to the 25,000 issued and outstanding shares of Series B Preferred Stock.

44. Please delete the seventh paragraph of this section in its entirety since you have issued and outstanding preferred stock.

Response: We have deleted the seventh paragraph of this section.

Preferred Stock, page 25

45. Please revise each description of your Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock to more fully describe the rights and privileges that attach to each series. Refer to Items 202(a)(1) and 202(a)(4) of Regulation S-K. In this regard, we note that the Series A Preferred Stock and Series B Preferred Stock Designations include additional information regarding the rights and privileges of each series. For example, please revise, without limitation, to discuss in greater detail the dividend, liquidation and voting rights of each series. Additionally, with respect to the Series A Preferred Stock, please revise to discuss in greater detail the conversion of the Series A Preferred Stock into your common stock, the conversion procedures related thereto and any adjustments to the conversion rate.

Response: We have expanded the disclosure to better describe the rights and privileges that attach to each series of our Preferred shares and we revises to discuss in greater detail the conversion of the Series A Preferred Stock into your common stock.

Shares Eligible For Future Sale, page 26

Special provisions for "Shell Companies," page 26

46. Please revise the first sentence of the first paragraph to remove the phrase "providing for the six month holdings period."

Response: We revised the first sentence of the first paragraph to remove the phrase "providing for the six month holdings period."

Description of Business, page 28

47. Please revise the Company History and Overview sections here and the Our Company section on page 3 to provide a clear picture of your business and current operations at the time of effectiveness and, in particular, its anticipatory nature. Please revise to discuss in greater detail the steps you have taken to date to become an operating company. In this regard, we note your current disclosure is general in nature and you have not discussed the specific current operations. We also note that you discuss your anticipated marketing strategy but you have not discussed the estimated timeline and related costs. To the extent you discuss your future plans for operations, the discussion should be balanced with a time frame for implementing future plans, the material steps involved and any obstacles involved before you can commence the planned operations, including the need for additional financing. If financing is currently not available, please make that clear.

Response: We have revised the document to give an up-to-date account of our business activities.

Overview, page 28

48. Please revise to clarify, if true, that you have not sold any products to date.

Response: In the month of October, 2011, we generated our first revenues of $5,465, the document has been updated accordingly.

49. We note your disclosure that you plan to market a black generic plastic housing audio/lighting unit that will fit on 80% of all ATV's on the market. Please revise to provide objective substantiation for this statement. Marketing language that cannot be objectively substantiated should be removed. To the extent this statement represents your belief, please revise accordingly and state the basis for this belief.

Response: We have revised to section to state that this statement represents management’s belief.

50. Please revise the last sentence of the third paragraph on page 28 to state as a belief of management.

Response: We revised the last sentence of the third paragraph on page 28 to state as a belief of management.

Graphics, page 28

51. We note that you produce "plastic housing units" to place audio equipment and fighting on 4 wheel vehicles. However, the photos on pages 28-29 appear to depict audio equipment for vehicles. Please revise to remove any photos that do not depict products and/or services owned or provided by you. We also note that the two included photos appear identical. Please revise.

Response: We respectfully note the Staff’s comment. We have provided updated photos of the front and back of the housing units without any audio or lighting equipment. We believe these photos realistically depict our plastic housing unit.

Stock-and-Ship Fulfillment, page 29

52. We note that you have only produced one prototype to date and have limited operations to date. Since you do not appear to have commenced the manufacturing or distribution of your products, please revise this section to reflect the anticipatory nature of your business and current operations at the time of effectiveness. All expectations should be clearly identified as such. Please revise accordingly.

Response: We respectfully note the Staff’s comment. Since we have commenced the manufacturing and distribution of our product and generated a first sale, we do not believe our disclosure is anticipatory and we made no revisions to this section.

53. Please disclose the name of your contract manufacturer. Refer to Item 101(h)(4)(v) of Regulation S-K. Please also advise whether you have a written agreement with your contract manufacturer. In addition, please file a copy as a material contract. Please also revise the Sources and Availability of Raw Materials section on page 30 accordingly.

Response: In accordance with Item 101(h)(4)(v) of Regulation S-K, we have disclosed the name of the principal supplier. Further, we have no written agreement or contract with our contract manufacturer. We have also revised the Sources and Availability of Raw Materials section on page 30 accordingly.

Marketing Strategy, page 30

54. We note your disclosure that you plan to sell 48 floor samples to various distributors and market your product with 12-volt distributors. Please revise to discuss the costs and time frame associated with producing 48 floor samples and executing your marketing strategy. Please also revise to include balancing language that there is no guarantee that you will be able to execute your marketing strategy either due to working capital constraints or due to distributor and dealer interest. Further clarify that your marketing plan may not be accepted by the Polaris, Yahama and Kawaski dealerships.

Response: Since we filed our initial Registration Statement, we actually produced and warehoused approximately 100 units. Twenty-five of these units have actually been sold. We have revised the document accordingly. We have also revised to include balancing language that there is no guarantee that we will be able to execute our marketing strategy either due to working capital constraints or due to distributor and dealer interest. Further we clarified that our marketing plan may not be accepted by the Polaris, Yahama and Kawaski dealerships.

55. Please describe what a 12-volt distributor is in relation to your business.

Response: We have described a 12-volt distributor as wholesale distributor that purchases audio/lighting products from manufacturers at a discounted price and resells them to local 12-volt retail stores at regular manufacturing pricing.

56. Please revise to explain what "cannibalize any sales from the dealers" means.

Response: We revised the disclosure by replacing "cannibalize any sales from the dealers" and adding “Further, management wants to develop its own client dealer base, without selling its product over the internet, where it would compete or possible damage its potential customer dealer base.”

Pricing of Product, page 30

57. Please revise to discuss your manufacturing cost per unit and discuss in greater detail how the price per unit to distributors was determined. To the extent your pricing disclosure is based on management's reasonable estimates, please include disclosure to that effect.

Response: We have added discussion regarding our manufacturing cost per unit and we discussed in greater detail how the price per unit to distributors was determined. Please note, since we are still in our development stage, it is difficult to ascertain an exact price per unit, and our costs will decrease if based on volume produced.

Research and Development, page 31

58. We note that you have only produced one prototype of your principal product to date. Please revise to discuss in greater detail when your black generic plastic audio/lighting unit will be ready for manufacture and distribution by your contract manufacturer. To the extent additional research and development costs will be necessary, please revise to quantify such costs.

Response: We respectfully note the Staff’s comment. As stated earlier, our principal product has been produced, shipped and sold. We have updated the document accordingly.

59. We note your disclosure that you are in the process of designing and engineering a roof mounted sound and lighting system for the Polaris models. Please revise to discuss in greater detail the research and development costs associated with this new product, your anticipated time frame to complete development, and, if true, the need for future financing. Please also disclose whether you have any agreements with Polaris.

Response: We have added expanded disclosure concerning the roof mounted sound and lighting system for the Polaris models.

Management's Discussion and Analysis or Plan of Operation, page 32

Plan of Operation, page 32

60. Please revise here and the Business Plan Timeline section on page 34 to include a more detailed plan of operations for the next twelve months and then to the point of revenue generation. In the discussion of your plan of operations, please balance the discussion by including specific information regarding each material event or proposed step required to pursue your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your plan of operations. For example, discuss your marketing plans and state when you plan to hire additional employees as disclosure on page 8 suggests that you cannot implement your business plan if you do not hire additional employees. If financing is currently not available to you, please make that clear.

Response: We have revised Plan of Operation and Business Plan Timeline to discuss our plan of operations for the next twelve months. We have eliminated items from the Business Plan Timeline that took place in the past.

Business Plan Timeline, page 34

61. We note your disclosure in the last paragraph that additional funding is not a prerequisite to acquiring inventory or marketing your products. Please reconcile this statement with your limited cash balance, your current liabilities, and your statements throughout the prospectus that you anticipate losses in the future and that you may not have sufficient cash flow to continue to operate for the next 12 months.

Response: We respectfully note the Staff’s comment. Additional funding was not a prerequisite to acquiring inventory or marketing our products as this has already taken place. We added the disclosure that we currently have inventory on hand and stated generating revenues by marketing our product with a wholesale distributor.

62. As it appears that offering expenses will be more than your offering proceeds, please explain how you will use the proceeds for "funding" to market your products.

Response: As stated earlier in this comment letter, the bulk of our offering expenses have been prepaid with cash on hand. We have provided additional disclosure on how we will use the proceeds to market our products.

Liquidity and Capital Resources, page 35

63. We note your limited cash balance, your current liabilities, your expectation to incur losses over the next two years, and your statements throughout the prospectus that you may not have sufficient cash flow to continue to operate for the next 12 months. Please revise to quantify your expected near term, i.e. less than 12 months, and long term, i.e. greater than 12 months, financing requirements which are necessary to implement your plan of operations, the timing of such demands, and the impact on the company if the funding cannot be obtained.

Response: We respectfully note the Staff’s comment. Based on the fact, that the company is now generating revenues, its financing requirements are under evaluation. Management does not want to seek additional financing, if the Company can generate sufficient revenues to cover its expenses. If revenues fall short of the Company’s needs, then outside funding may be required. We have revised this section accordingly.

Cash Requirements, page 36

64. We note that you plan on using funds raised by the offering to market and advertise your plastic housing product. However, we note that you may not have sufficient offering proceeds from the sale of shares of your common stock to accomplish such goal. Please revise throughout to clarify or advise.

Response: We have revised the document to clarify and explain the net proceeds from the offering versus the offering expenses involved in this offering.

Directors, Executive Officers, Promoters, and Control Persons, page 37

65. We note your disclosure that Mr. Guidry has experience as a former executive officer of fully reporting companies. Please revise to balance the disclosure on page 37 by clarifying that the public reporting companies were blank check companies when Mr. Guidry served as an executive officer.

Response: We have revised the disclosure on page 37 to clarify that the public reporting companies were blank check companies.

Executive Compensation, page 40

Involvement in Certain Legal Proceedings, page 41

66. Please revise to include the information required by Item 401(f) of Regulation S-K. In this regard, we note that Item 401(f) of Regulation S-K has a ten year look-back period for each of the types of legal proceedings covered by Items 401(f)(1) through (8) of Regulation S-K. Please revise accordingly.

Response: We have revised to include a ten year look-back period for each of the types of legal proceedings covered by Items 401(f)(1) through (8) of Regulation S-K.

Audit Committee Financial Expert, page 41

67. Please reconcile your disclosure in this section that you do not have an audit committee financial expert with your disclosure in the Auditors; Code of Ethics; Financial Expert section on page 41 that Mr. Guidry is your board's financial expert.

Response: We reconciled our disclosure in this section that we do not have an audit committee financial expert.

Security Ownership of Certain Beneficial Owners and Management, page 42

68. Please revise footnote 1 and 2 to clarify the number of outstanding shares of common stock before and after the conversion of your preferred stock upon which the associated percentages are based. In this regard, we note that each footnote only discusses your outstanding shares of the preferred stock and the conversion of such preferred stock.

Response: We revised footnote 1 and 2 to clarify the number of outstanding shares of common stock before and after the conversion of our preferred stock upon which the associated percentages are based.

69. We note your disclosure that there are no arrangements which will result in a change of control. However, we note that after the conversion of the preferred shares into shares of your common stock, Legal Beagle Services will own 86.2% of your common stock. Please revise.

Response: We have revised this section to state, “If Legal Beagle Services converts their Series A Convertible Preferred shares to common stock, they will own 86.2% of our common stock. This would result in a change of control of the Company.

Year Ended May 31, 2011 Financials (audited):

Notes to Financial Statements

Note 9. Secured Note Payable, page F-12a

70. Please disclose the (i) maturity date of the loan and (ii) all loan and interest payment dates and the respective amount of each. For example, you currently disclose that the loan will accrue interest of $1,250 per quarter until the note is paid-in-full, with the first payment due on August 31, 2011, but you did not clarify whether the payment due on August 31, 2011 is solely interest, solely principal or interest and principal together. Please conform the disclosure in the notes to the interim financial statements as well.

Response: The disclosure has been revised to provide additional information concerning this outstanding note, and the interim financial statements have been updated as well.

Note 10. Fixed Asset Depreciation, page F-12a

71. We note that you purchased a two piece mold for $12,524 which you have capitalized as a fixed asset. However, the disclosure on page 34 states that you incurred $12,524 to design and build an audio/lighting housing unit prototype. Please clarify for us and in your filing whether you have capitalized the costs related to the prototype or a mold used to produce the audio/lighting housing unit.

Response: The two piece mold for $12,524 has been correctly capitalized as a fixed asset.

The original disclosure on 34 was poorly worded. In order to avoid confusion, we removed this disclosure and updated the timetable on page 34 as requested in comment No. 60 above.

Back Cover Page of Prospectus

72. We note your disclosure on the back cover page of the prospectus that "5,000,000" shares of common stock are being registered. Please reconcile the back cover page of the prospectus with the registration statement cover page which details the registration of preferred and common stock in differing amounts.

Response: We reconciled the back cover page of the prospectus with the registration statement cover page which details the registration of preferred and common stock in differing amounts.

73. Please revise to include the “Dealer Prospectus Delivery Obligation" legend. Refer to Item 502(b) of Regulation S-K.

Response: On the back cover page of the prospectus we included the “Dealer Prospectus Delivery Obligation."

Undertakings, page II-5

74. Please delete Sections 4(A) and 4(B) in their entirety and replace with the undertaking set forth in Item 512(a)(5)(ii) of Regulation S-K.

Response: We deleted Sections 4(A) and 4(B) in their entirety and replaced with the undertaking set forth in Item 512(a)(5)(ii) of Regulation S-K.

75. Please revise to include the undertaking set forth in Item 512(h) of Regulation S-K.

Response: We revised to include the undertaking set forth in Item 512(h) of

Regulation S-K.

Signatures, page II-7

76. Please revise the second half of your signature page to include the signature of your principal executive officer, principal financial officer and your controller or principal accounting officer. To the extent Mr. Guidry is also signing in the aforementioned capacities, please revise to clarify. Refer to Instruction I to Signatures on Form S-1.

Response: We revised the second half of our signature page to include the signature of our principal executive officer, principal financial officer and principal accounting officer.

Exhibit 5.1

77. Please have counsel revise the opinion, and specifically the first paragraph, to clarify the dual nature of the offering. In this regard, we note that the first paragraph should be revised to more clearly distinguish between shares being offered by the company and the shares being offered by the selling securityholder.

Response: Our corporate counsel has revised the first paragraph of the his opinion letter to clarify the dual nature of the offering.

78. Please have counsel revise the second numbered opinion to opine that (i) the 500,000 shares of common stock being offered by the company will be legally issued, fully paid and non-assessable, (ii) the 1,250,000 shares of Series A Preferred Stock being offered by the selling securityholder are legally issued, fully paid and non-assessable, and (iii) the 125,000,000 shares of common stock being offered by the selling securityholder upon conversion of the Series A Preferred Stock in accordance with the company's Articles of Incorporation and the Series A Preferred Stock Designation will be legally issued, fully paid and non-assessable.

Response: Our corporate counsel has revised the second numbered opinion.

The Company acknowledges that:

•         it is responsible for the adequacy and accuracy of the disclosures in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact Thomas C. Cook, Esq. at (702) 221-1925.

ATVROCKN
By: /s/ J. Chad Guidry
J. Chad Guidry Principal Executive Officer

cc: Thomas C. Cook, Esq.